FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Material Event published on July 30, 2008 (English translation)

2.	Second Quarter Earnings Report published on July 30, 2008 (nominal terms)

3.	First Half 2008 Earnings (Spanish version, real terms)

2

Material Event

In the Board meeting held on July 29, 2008, the appointment of Vittorio Corbo Lioi as a new Board member was ratified.

In the same Board meeting, Lucía Santa Cruz was appointed as the new member of the Bank’s Audit Committee, replacing Benigno Rodríguez Rodríguez.

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS AND STRATEGY

Second Quarter 2008 Results Summary
* Core revenues: Net interest income + fee income
** Net operating income: Core revenues + provision expense + operating expenses + market related income + other operating income, net

In 2Q08, net income attributable to shareholders totaled Ch$78,440 million (Ch$0.42 per share and US$0.83/ADR) decreasing 2.5% YoY. Core revenues increased 24.3% YoY and net operating income increased 6.1% YoY. These strong operating trends in 2Q08 were offset by higher costs and a larger loss from price level restatement compared to 2Q07, both negatively impacted by rising inflation. Net income increased 3.7% QoQ with a 14.4% rise in core revenues and a 14.7% increase in net operating income. ROAE in 2Q 2008 reached 23.2% compared to 21.6% in 1Q08 and 25.8% in 2Q07. We have the highest ROE in the Chilean financial system.

Results in 2Q 2008 were in line with our strategy, which in 2Q08 was fine-tuned in order to align it with slower expected economic growth. The main strategic objectives set in 2Q08 for the next 18 months are the following:

1. Proactive management of the balance sheet.

• Selective loan growth with a focus on upper and middle income individuals and companies.

In 2Q08, total loans increased 6.3% QoQ and 19.1% YoY. Loan growth accelerated in the quarter due to the pick up in lending to companies and solid growth in the middle and upper income individual business segment. Corporate lending increased 3.2% QoQ and 14.2% YoY and lending to the middle market increased 7.4% QoQ and 17.4% YoY. Retail lending continued to expand at a steady pace in the quarter, increasing by 5.6% QoQ and 19.7% YoY with all loan growth coming from middle to upper income clients. Lending to lower income individuals decreased 15.2% QoQ and 10.3% YoY.

•	Increasing spreads.

A key part of the Bank’s strategy since 2007 has been to focus strongly on spreads in order to sustain profitability in riskier segments and to compensate for potentially higher funding costs. In 2Q08, the Bank’s average loan spread reached 5.5%, increasing 20 bp compared to 1Q08 and 30bp compared to 2Q07. The net interest margin increased 60 basis points QoQ and 40 basis points YoY, reaching 6.2% in 2Q08.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

•	Focus on customer deposits, liquidity and maintaining strong capitalization ratios.

In 2Q08, customer funds increased 5.5% QoQ and 16.8% YoY. The average balance of non-interest bearing checking accounts increased 7.6% QoQ and 16.1% YoY. The positive performance of checking account balances reflects our strong growth in checking account holders and the Bank’s solid positioning in the cash-management business. This also reduced the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes. The ratio of free funds (average equity plus average demand deposits over interest earning assets) increased from 30.8% in 1Q08 to 31.9% in 2Q08 and remained flat compared to 2Q07.

The Bank’s BIS ratio as of June 30, 2008 reached 12.9% with a Tier I ratio of 9.6%. In July 2008, the Bank issued in the local market US$117 million in subordinated bonds in the local market to further strengthens capital ratios. This bond was issued at an attractive yield of 70bp over the 30 year Chilean Central Bank rate. Following this issue, the Bank’s BIS ratio reached a solid level of 13.3%. This is the highest BIS ratio among our main competitors.

As a result of the proactive management of the asset and funding mix coupled with rising spreads and higher inflation, in 2Q08 net interest income was up 17.2% QoQ and 27.1% YoY.

2. Proactive management of risks to balance growth with an expected rise in risks.

As mentioned in previous releases, provisions are expected to increase due to the growth of lending to higher yielding and the expected economic slowdown foreseen for 2H 2008. In 2Q08, the Bank continued increasing spreads and tightened admission standards in the middle and lower income segments in order to contain the growth of provision expense. As a result of these measures, the growth rate of new non-performing loans has been descending, especially among individuals.

In 2Q08, the Bank’s net provision expense increased 15.5% QoQ and 56.7% YoY. This rise was mainly driven by the YoY loan growth in retail banking and higher charge-offs in consumer loans due to the economic slowdown. It is important to point out that despite this rise in provision expense, net interest income including provision expense increased 18.0% QoQ and 16.8% YoY, reflecting that the increase in spreads, the higher inflation rates and the improved funding mix has more than offset the rise in risk.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

3. Focus on increasing cross-selling and product usage to boost fees

Net fee income increased 4.4% QoQ and 14.5% YoY in 2Q08 base. The expansion of cross-selling and product usage, especially in retail banking is driving fee income growth. The total number cross-sold clients increased 13.4% YoY in June 2008. In the second half of 2008, the Bank is planning to continue dedicating more resources towards increasing cross-selling instead of expanding the total client base. This should also positively impact the Bank’s productivity and efficiency levels in retail banking.

4. Tight control of costs. Focus on productivity gains and control of recurring costs. Maximize profitability of new branches.

In 2Q08, the efficiency ratio continued to improve, reaching 38.8% compared to 39.1% in 2Q07 and 39.0% in 1Q08. Total operating expenses increased 14.2% QoQ and 19.4% YoY. The YoY increase in operating expenses was due to higher commercial activities, the expansion of the distribution network and the higher inflation. In light of the expected slowdown in economic growth, the Bank has begun to shift its strategic focus by limiting the opening of new branches in order to maximize the profitability of the existing network and to control costs. Since 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth by maximizing profitability of the newly opened offices. As of June 2008, the Bank’s distribution network totaled 468 offices, increasing 0.4% QoQ and 9.3% YoY. As of June 2008, the Bank had 2,016 ATMs, representing an increase of 15.6% YoY and 1.4% QoQ.

1H 2008 Results Summary

In the first half of 2008 (1H08), net income attributable to shareholders increased 0.9% YoY and totaled Ch$154,083 million (Ch$0.82/share and US$1.63/ADR). Growth was led by a 26.2% increase in core revenues. Net interest income increased 29.8% and fee income 14.4% YoY. The net interest margin in 1H08 reached a record level of 5.9% compared to 5.4% in 1H07. The efficiency ratio reached 38.9% in the same period. Net operating income increased 9.2%. These higher operating results were offset by an 86.2% rise in non-operating losses, net which were negatively affected by higher losses from price level restatement. ROAE reached 22.5% in 1H08.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Results

	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07	2Q08 / 2Q07	2Q / 1Q 2008
Net interest income	221,451	188,914	174,208	27.1%	17.2%
Fee income	55,946	53,584	48,877	14.5%	4.4%
Core revenues	277,397	242,498	223,085	24.3%	14.4%
Market related income	22,019	13,288	21,344	3.2%	65.7%
Other operating income	4,850	9,447	8,507	(43.0)%	(48.7)%
Total operating income	304,266	265,233	252,936	20.3%	14.7%
Operating expenses	(118,112)	(103,405)	(98,943)	19.4%	14.2%
Provision expense	(70,374)	(60,929)	(44,900)	56.7%	15.5%
Net operating income	115,780	100,899	109,093	6.1%	14.7%
Net income	79,573	76,522	80,768	(1.5)%	4.0%
Minority interest	1,133	879	281	303.2%	28.9%
Net income attributable to shareholders	78,440	75,643	80,487	(2.5)%	3.7%
Net income/share (Ch$)	0.42	0.40	0.43	(2.5)%	3.7%
Net income/ADR (US$)[1]	0.83	0.95	0.84	(1.2)%	(12.5)%
Total loans	13,216,808	12,435,062	11,098,130	19.1%	6.3%
Customer funds	14,619,427	13,851,334	12,512,694	16.8%	5.5%
Shareholders’ equity	1,373,197	1,419,268	1,245,938	10.2%	(3.2)%
Net interest margin	6.2%	5.6%	5.8%
Efficiency ratio	38.8%	39.0%	39.1%
Return on average equity[3]	23.2%	21.6%	25.8%
PDL / Total loans	1.1%	1.1%	1.0%
Coverage ratio of PDLs	173.2%	180.3%	199.8%
Expected loss[4]	1.9%	2.0%	1.9%
BIS ratio	12.9%	13.3%	13.0%
Branches[5]	468	466	428
ATMs	2,016	1,989	1,744
Employees	9,230	9,177	8,913

1. The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2. Annualized Quarterly Earnings / Average Equity.
3. Allowance for loan losses / Total loans.
4. Includes SuperCaja and mini payment centers.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: VOLUME GROWTH

LOANS

Selective loan growth with a focus on upper and middle income individuals and companies

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-08	Mar-08	Jun-07 (reclassified)	June 08 / 07	June 08 / Mar. 08
Total loans to individuals[1]	6,397,456	6,051,080	5,376,224	19.0%	5.7%
Consumer loans	2,205,135	2,158,563	1,931,833	14.1%	2.2%
Residential mortgage loans	3,637,108	3,454,383	3,068,067	18.5%	5.3%
SMEs	2,314,975	2,200,282	1,905,480	21.5%	5.2%
Institutional lending	231,156	218,446	191,410	20.8%	5.8%
Total retail lending	8,943,587	8,469,808	7,473,114	19.7%	5.6%
Middle-Market & Real estate	2,703,058	2,516,708	2,302,678	17.4%	7.4%
Corporate	1,461,899	1,416,921	1,280,267	14.2%	3.2%
Total loans [2,3]	13,216,808	12,435,062	11,098,130	19.1%	6.3%

1 A part from consumer and mortgage loans, total loans to individuals includes other loan products to individuals
2 Includes past due loans in each category.
3 Excludes allowance for loan losses, interbank loans and other non-segmented loans

In 2Q08, total loans increased 6.3% QoQ and 19.1% YoY. Loan growth accelerated in the quarter due to the pick up in high yielding loan products to companies, translation gain produced by the depreciation of the peso against the US$ dollar and higher inflation and continued growth in retail banking.

Corporate lending increased 3.2% QoQ and 14.2% YoY and lending to the middle market increased 7.4% QoQ and 17.4% YoY. The 18.5% depreciation of the peso against the US$ dollar in the quarter resulted in a translation gain in dollar denominated loans. As a result, foreign trade loans increased 34.9% QoQ. Excluding foreign trade loans, commercial loans increased 4.7% QoQ and 17.6% YoY. High yielding factoring operations increased 53.1% QoQ and 79.8% YoY. Leasing, another high spread commercial loan, increased 5.9% QoQ and 18.5% YoY. Ample local liquidity coupled with a contraction of financing abroad and higher spreads has boosted lending to companies in the quarter. This is a trend we expect to continue in the second half of 2008.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Retail lending continued to expand at a steady pace in the quarter, increasing by 5.6% QoQ and 19.7% YoY. Residential mortgage lending increased 5.3% QoQ and 18.5% YoY. Despite higher long-term rates, demand for residential mortgages remained healthy, especially among middle-upper income segments. Consumer loans expanded 2.2% QoQ and 14.1% YoY. All loan growth was concentrated in middle to upper income segments. In light of an expected slowdown in economic growth, the Bank is focusing on increasing its retail loan book in high income segments in the coming quarters. Lending to low income individuals decreased 15.2% QoQ and 10.3% YoY.

CUSTOMER FUNDS

Solid growth of customer deposits reflects a healthy liquidity scenario

Customer funds	Quarter			Change %
(Ch$ million)	Jun-08	Mar-08	Jun-07 (reclassified)	June 08 / 07	June 08 / Mar. 08
Non-interest bearing deposits	3,195,906	2,773,548	2,591,979	23.3%	15.2%
Time deposits	8,390,418	8,407,623	7,343,085	14.3%	(0.2)%
Total customer deposits	11,586,324	11,181,171	9,935,064	16.6%	3.6%
Mutual funds	3,033,103	2,670,163	2,577,630	17.7%	13.6%
Total customer funds	14,619,427	13,851,334	12,512,694	16.8%	5.5%
Bonds	2,405,006	2,196,889	1,708,506	40.8%	9.5%
Quarterly inflation rate	2.17%	1.02%	1.00%
Avg. overnight interbank rate (nominal)	6.39%	6.22%	5.08%
Avg. 10 year Central Bank yield real)	3.06%	2.84%	2.90%
Avg. 10 year Central Bank yield (nominal)	6.98%	6.46%	5.94%

In 2Q08, inflation continued to exceed market expectations fuelling further rises in short-term interest rates. The average overnight interbank rate went up 17 basis points in the quarter and average long-term nominal rates increased 52 basis points. Despite this, the funding mix continued to improve. In 2Q08, customer funds increased 5.5% QoQ and 16.8% YoY. Time deposits decreased 0.2% QoQ and 14.3% YoY. During the quarter, the Bank continued to issue long-term bonds in the local market in order to increase the maturity of its funding base, especially among institutional investors, in order to shield funding costs from rising short-term rates and to match the Bank’s long term mortgage portfolio.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The balance of non-interest bearing deposits increased 15.2% QoQ and 23.3% YoY. The average balance of non-interest bearing checking accounts increased 7.6% QoQ and 16.1% YoY. The positive performance of checking account balances reflects our strong growth in checking account holders and the Bank’s solid positioning in the cash-management business. This also helps to reduce the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes. Translation gains on dollar denominated checking account also partially explains this rise in non-interest bearing demand deposits in the quarter.

Despite more unfavorable market conditions, assets under management in our mutual fund subsidiary increased 13.6% QoQ and 17.7% YoY. The weaker stock market hurt equity funds, but long-term fixed income funds were positively impacted by higher inflation and foreign funds were positively affected by the depreciation of the peso against the U.S. dollar in the quarter.

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of NIM driven by improved asset/funding mix and higher inflation. Focus in 2H08 on spreads and funding mix.

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Net interest income	221,451	188,914	174,208	27.1%	17.2%
Average interest-earning assets	14,252,583	13,547,248	11,931,595	19.5%	5.2%
Average loans	12,817,994	12,285,523	11,121,879	15.3%	4.3%
Net interest margin (NIM)	6.2%	5.6%	5.8%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	31.9%	30.8%	32.0%
Quarterly inflation rate	2.17%	1.02%	1.00%
Avg. overnight interbank rate (nominal)	6.39%	6.22%	5.08%
Avg. 10 year Central Bank yield (real)	3.06%	2.84%	2.90%
1. Annualized.
2. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q08, net interest income was up 27.1% YoY. Average earning assets increased 19.5% YoY, while the net interest margin - NIM - increased 40 basis points in the same period. Among the reasons for this improved NIM, it is worth mentioning:

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

•
Focus on spreads. A key part of the Bank’s strategy since 2007 has been to focus strongly on spreads in order to sustain profitability in riskier segments and to compensate for potentially higher funding costs. In 2Q08, the Bank’s average loan spread reached 5.5%, increasing 20 bp compared to 1Q08 and 30bp compared to 2Q07.

* Excludes Corporate banking

•
Inflation. The rise in margins is also due to higher inflation rates in 2Q08. The Bank maintains long-term assets (mainly medium and long-term financial investments and mortgage loans) that are denominated in Unidades de Fomento (UFs), and inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. As the Bank maintains a positive gap between assets and liabilities indexed to inflation, a rise in inflation has a positive effect on net interest income and margins. This is partially offset by the loss from price level restatement and higher operating costs which, to a large extent are indexed to inflation. Going forward margins could continue expand or contract depending on the evolution of inflation. For this reason, management has remained focused on increasing spreads and improving the asset and funding mix to sustain margins going forward.

•
Funding mix. During the quarter, as inflation continued to exceed market expectations, the Central Bank has continued increasing short-term interest rates. This has pressured the Bank’s NIM by increasing deposit costs. Two other factors have contributed to counterbalancing the higher short-term rates: (i) the Bank’s balance sheet has a positive sensitivity to rising short-term rates as the Bank has been issuing long-term bonds in the local market at attractive rates and (ii) as short-term rates rise, the yield obtained over non-interest bearing deposits and capital also goes up. The ratio of free funds (average equity plus average demand deposits over interest earning assets) increased from 30.8% in 1Q08 to 31.9% in 2Q08 and remained flat compared to 2Q07.

Net interest income in 2Q08 increased 17.2% QoQ and the NIM increased 60bp. This QoQ rise in margins was mainly due to the higher inflation rate and higher loan spreads in 2Q08 compared to 1Q08.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Net provision expense affected by lower loan loss recoveries, a rise in charge-offs in retail banking and higher provisions in the middle market.

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Gross provisions	(12,824)	(13,579)	(11,242)	14.1%	(5.6)%
Charge-offs	(66,250)	(57,570)	(47,965)	38.1%	15.1%
Gross provisions and charge-offs	(79,074)	(71,149)	(59,207)	33.6%	11.1%
Loan loss recoveries	8,700	10,220	14,307	(39.2)%	(14.9)%
Net provisions for loan losses	(70,374)	(60,929)	(44,900)	56.7%	15.5%
Total loans	13,216,808	12,435,062	11,098,130	19.1%	6.3%
Total reserves (RLL)	(256,183)	(243,982)	(211,112)	21.3%	5.0%
Past due loans* (PDL)	147,874	135,354	105,668	39.9%	9.2%
Gross provision expense / Loans	2.39%	2.29%	2.13%
Cost of credit**	2.13%	1.96%	1.62%
PDL / Total loans	1.12%	1.09%	0.95%
Expected loss (RLL / Total loans)	1.94%	1.96%	1.90%
Coverage of past due loans***	173.2%	180.3%	199.8%

*  Past due loans: installments or credit lines more than 90 days overdue.
** Net provision expense / loans annualized.
***  RLL / Past due loans.
In 2Q08, the Bank’s net provision expense increased 15.5% QoQ and 56.7% YoY. This rise was mainly driven by the YoY loan growth in retail banking and higher charge-offs in consumer loans due to the economic slowdown. The increase in provision expense was also due in part to a one-time provision expense of approximately Ch$2,000 million recognized in April 2008 and directly related to a single client in the Middle-market segment.

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Retail banking*	64,068	61,356	42,758	49.8%	4.4%
Middle-market	6,308	(600)	2,028	211.0%	(1151.3)%
Corporate banking	123	(27)	(32)	(484.4)%	(555.6)%
Total net provisions for loan losses**	70,499	60,729	44,754	57.5%	16.1%
*  Includes individuals, institutional lending and SMEs.

As mentioned in previous releases, provisions are expected to increase due to the growth of retail lending and the expected economic slowdown foreseen for 2H 2008. In 2Q08, the Bank proactively tightened admission standards in the middle and lower income segments in order to contain the growth of provision expense. Spreads have also been incremented to cover for a high risk scenario expected in the coming quarters. As a result of these measures, net interest income after net provision expense increased 18.0% QoQ and 16.8% YoY.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The increase in net provision expense was also due to the 14.9% QoQ and 39.2% YoY reduction in loan loss recoveries. The collection departments is now focused on incrementing the rate of recoverability in the first six months of non-performance as efforts to collect after this period tend to be less cost efficient. After this period, the Bank tries to sell these charged-off loans and any gain will be recognized as market related income.

The expected loan loss ratio (Loan loss allowances / Total loans), which is a ratio that measures how much of the Bank’s loan portfolio is at risk remained steady QoQ and YoY at 1.94% due to the Bank’s conservative charge-off policies. The cost of credit (Net provision expense / Total loans, annualized) reached 2.13% in 2Q08 up from 1.96% in 1Q08 and 1.62% in 2Q07. Going forward, the expected loan loss ratio and the cost of credit should rise given the expected lower economic growth.

The past due loan ratio (Past due installment >90 days / Total loans) as of June 2008 reached 1.12% compared to 1.09% in 1Q08 and 0.95% in 2Q08. Coverage of past due loans (Loan loss allowance / Past due loans) reached a healthy 173.2% as of June 2008 compared to 180.3% at March 2008 and 199.8% at June 2007. It is important to point out that the Bank has been proactively managing credit risk in order to limit future deterioration of asset quality. Total gross non-performing loans (total balance of all loans at least 90 day overdue + charge-offs - recoveries) have shown a positive evolution in 2Q08, especially among individuals. This should help to contain the expansion of past due loans and provision expense in the coming quarters.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Focus on cross-selling

Fee Income	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Checking accounts & lines of credit	15,468	15,593	14,826	4.3%	(0.8)%
Credit, debit & ATM card fees	10,524	11,245	8,153	29.1%	(6.4)%
Collection fees	10,265	8,744	9,364	9.6%	17.4%
Asset management	7,592	7,153	7,208	5.3%	6.1%
Insurance brokerage	4,286	3,500	3,176	34.9%	22.5%
Guarantees, pledges and other contingent operations	3,960	3,812	3,533	12.1%	3.9%
Fees from brokerage and custody of securities	2,115	1,493	1,723	22.7%	41.6%
Other Fees	1,736	2,043	894	94.2%	(15.0)%
Total fees	55,946	53,584	48,877	14.5%	4.4%

Net fee income increased 4.4% QoQ and 14.5% YoY in 2Q08. The expansion of cross-selling and product usage, especially in retail banking is driving fee income growth. Santander Chile has the largest client base (excluding the state owned bank). The total number of clients increased 11.6% YoY to 2.95 million in 2Q08 and the amount of cross-sold clients increased 13.4% YoY in June 2008. Despite this improvement, only 30% of our clients have 2 or more products, reflecting the high cross-selling potential of the Bank’s client base.

Fees from checking accounts and lines of credit decreased 0.8% QoQ and increased 4.3% YoY. Going forward and, especially in 2009, fee income from lines of credit may be hampered by regulatory changes that will limit amounts charged for un-authorized overdrafts. This reduction in checking account fees, which are in general flat fees, was offset by an increase in usage related fees in line with the Bank’s strategy for fee growth in 2008.

Fees from credit, debit and ATM cards increased 29.1% YoY. The usage of electronic means of payments continues to steadily grow in Chile as bank penetration and cross-selling ratios improve. According to information published by Transbank, the industry’s credit card processor, as of June 2008, Santander Chile’s market share in bank credit cards reached 36.0%, reflecting an increase of 10.7% YoY in the Bank’s number of credit card accounts. Purchases with Santander credit cards in monetary terms grew more than 20% YoY as of June 2008. Market share in terms of purchases reached 35.9% as of June 2008 compared to 35.4% as of June 2007. Including department stores, we estimate our market share in the credit card business at 14.6% of total purchases. Fees from credit, debit and ATM cards decreased 6.4% QoQ due to seasonal factors as the month of March is a high expenditure month following summer holidays.

Collection fees increased 17.4% QoQ and 9.6% YoY. The main driver of fee growth in this line item is the collection of loan insurance policies on behalf of third parties which evolves with overall commercial activity. Other collection services have been decreasing in importance as clients use on-line banking, which is more cost efficient for the Bank and the client. Seasonal factors also impact the QoQ evolution of fees in this item.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Asset management fees increased 6.1% QoQ and 5.3% YoY led by the rise in assets under management (See Customer Funds).

Fees from guarantees, pledges and other contingent operations increased 3.9% QoQ and 12.1% YoY, in line with higher commercial activity in corporate segments. These activities do not consume capital and generate fee income. The corporate segments main focus is on non-lending activities that generates 60% of net operating profits.

Insurance brokerage fees increased 22.5% QoQ and 34.9% YoY in 2Q08. The continued strength in distributing insurance products has continued to fuel insurance related fees. The Bank’s strength in cross-selling the client base by offering attractive insurance products through the Internet has been a key driver in this line item.

Fees securities brokerage and custody increased 41.6% QoQ and 22.7% YoY due to an increase in cross-selling of brokerage services to retail clients, an increase in traded volumes with institutional investors and more foreign investment activity in our local stock brokerage.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio continues to improve. The Bank to tighten cost control and maximize profitability of new branch network

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Personnel expenses	(51,800)	(44,339)	(42,742)	21.2%	16.8%
Administrative expenses	(41,969)	(38,698)	(37,275)	12.6%	8.5%
Depreciation and amortization	(13,078)	(11,474)	(10,013)	30.6%	14.0%
Other operating expenses	(11,265)	(8,894)	(8,913)	26.4%	26.7%
Operating expenses	(118,112)	(103,405)	(98,943)	19.4%	14.2%
Efficiency ratio*	38.8%	39.0%	39.1%

*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Market related income + Other operating income.

In 2Q08, the efficiency ratio reached 38.8% improving from 39.1% in 2Q07 and 39.0% in 1Q08. Total operating expenses increased 14.2% QoQ and 19.4% YoY. Personnel expenses increased 16.8% QoQ and 21.2% YoY. The QoQ increase in personal expenses was due in part to seasonal factors. The YoY and QoQ rise in personnel expenses was also due to the annual increase in wages by CPI in April. The wage increase was 4% for all employees following a 4% rise in September of 2007 and 3% in April 2007. The Bank’s average headcount increased 5.5% YoY.

The 8.5% QoQ and 12.6% YoY increase in administrative expenses was directly linked to the higher commercial activities, the larger distribution network and the higher inflation. In light of the expected slowdown in economic growth, the Bank has begun to shift its strategic focus by limiting the opening of new branches in order to maximize the profitability of the existing network and to control costs. As of June 2008, the Bank’s distribution network totaled 468 offices, increasing 0.4% QoQ and 9.3% YoY. As of June 2008, the Bank had 2,016 ATMs, representing an increase of 15.6% YoY and 1.4% QoQ. Since 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth by maximizing profitability of the newly opened offices.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The 26.4% YoY rise in depreciation and amortization expenses is also directly related to the growth of the Bank’s distribution network.

Other operating expenses are mainly expense primarily relating to the Bank’s call center, credit card related expenses and expenses related to repossessed assets. The increase in other operating expenses was mainly driven by higher insurance expenses linked to greater credit card usage.

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Positive results from client related activities despite sharp rise in rates and inflation

In 2Q08, the gains from market related income totaled Ch$22,019 million. The 65.7% QoQ and 3.2% YoY increase in market related income was mainly due to a positive evolution of the market-making business and the sale of treasury products through Santander Global Connect to corporate and middle market clients.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Net gains from mark-to-market and trading	163,192	(88,693)	33,339	389.5%	—%
Exchange differences, net	(141,173)	101,981	(11,995)	1,076.9%	—%
Net result from financial transactions	22,019	13,288	21,344	3.2%	65.7%

*
For analysis purposes only, we have created the line item: Net results form financial transactions. This is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives and exchange differences. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards.

**	Quarterly variation of the Unidad de Fomento (UF).

These gains were partially offset by lower results from proprietary trading, which were negatively affected by rising rates and inflation as can be observed in the graphs.

Source: Bloomberg

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER OPERATING INCOME AND NON-OPERATING ITEMS

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q08	1Q08	2Q07 (reclassified)	2Q08 / 2Q07	2Q / 1Q 08
Other operating income	4,850	9,447	8,507	(43.0%)	(48.7)%
Income attributable to investments in other companies	1,180	(262)	(728)	—%	—%
Price level restatement	(22,546)	(8,873)	(13,633)	65.4%	154.1%
Income tax	(14,841)	(15,242)	(13,964)	6.3%	(2.6)%

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets and other results, totaled Ch$4,850 million in 2Q08, decreasing 48.7% QoQ and 43.0% YoY. The QoQ decline was mainly due to the one-time gain of Ch$3,274 million from the sale of shares held in Visa and a Ch$974 million gain from the sale of a share in the Santiago Stock Exchange recorded in 1Q08. The YoY decline was mainly due to higher non-credit provision for legal contingencies recognized in 2Q08.

Price level restatement in the quarter totaled a loss of Ch$22,546 million. The difference in inflation rates explains the variation in price level restatement. The Bank must adjust its capital and fixed assets for the variations in price levels. When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate was 2.17% in 2Q08 compared to 1.02% in 1Q08 and 1.0% in 2Q07.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Solid capitalization ratios

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Jun-08	Mar-08	Jun-07 (reclassified)	June 08 / 07	June 08 / Mar. 08
Capital	818,535	818,535	761,853	7.4%	0.0%
Reserves	89,057	58,797	65,096	36.8%	51.5%
Unrealized gain (loss) Available-for-sale financial assets	(45,900)	(21,155)	(4,445)	932.6%	117.0%
Retained Earnings:
Retained earnings previous periods	381,030	581,651	252,872	50.7%	(34.5)%
Net income	154,083	75,643	152,675	0.9%	103.7%
Provision for mandatory dividend	(46,225)	(115,288)	0
Minority Interest	22,616	21,085	17,887	26.4%	7.3%
Total Equity	1,373,196	1,419,268	1,245,938	10.2%	(3.2)%

* Equivalent to 30% of earnings. By law banks must payout at least 30% of earnings and the Bank must now provision for this minimum mandatory dividend.

Shareholders’ equity totaled Ch$1,373,197 million (US$2.6 billion) as of June 30, 2008. ROAE in 2Q08 reached 23.2% compared to 21.6% in 1Q08 and 25.8% in 2Q07. During 2Q08, the Bank paid its annual dividend, which this year totaled Ch$1.0646 per share, corresponding to 65% of 2007 net income and 8.1% higher than the dividend paid in 2007. In US dollars, the dividend was approximately US$2.37 per ADR and 21.4% higher than the last yearly dividend paid. This corresponded to a dividend yield of 4.5% based on local share price on the record date.

The Bank’s BIS ratio as of June 30, 2008 reached 12.9% with a Tier I ratio of 9.6%. In July 2008, the Bank issued in the local market US$117 million in subordinated bonds in the local market to further strengthen capital ratios. This bond was issued at an attractive yield of 70bp over the 30 year Chilean Central Bank rate. Following this issue, the Bank’s BIS ratio reached a solid 13.3%. This is in line with our strategic objectives for 2H08 to focus on liquidity, funding and capital.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Jun-08	Mar-08	Jun-07 (reclassified)	June 08 / 07	June 08 / Mar. 08
Tier I*	1,350,580	1,398,183	1,075,377	25.6%	(3.4)%
Tier II	461,436	415,905	467,469	(1.3%)	10.9%
Regulatory capital	1,812,015	1,814,088	1,542,846	17.4%	(0.1)%
Risk weighted assets	14,066,367	13,593,098	11,851,230	18.7%	3.5%
Tier I ratio	9.6%	10.3%	9.1%
BIS ratio	12.9%	13.3%	13.0%

* Tier I includes year-to-date net income in 2008

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 5: CREDIT RISK RATINGS

International ratings:

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America.

Moody’s	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B
Outlook	Stable

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 6: SHARE PERFORMANCE
June 2008

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index (Base 100 = 12/31/2003)

ADR price (US$) 2008
Year-end 2007:	50.99
Maximum (2008):	54.60
Minimum (2008):	41.78
Close (3/31/08):	43.01

Market Capitalization: US$7,802 million

P/E 12 month trailing:	13.0
P/BV:	2.94
Dividend yield*:	4.5%

* Based on closing price on record date of last dividend payment.

Daily traded volumes 2Q 2008

Local Share Price Evolution
Santander vs IPSA Index
(Base 100 = 12/31/2003)

Local share price (Ch$) 2008
Year-end 2007:	24.49
Maximum (2008):	24.86
Minimum (2008):	20.00
Close (3/31/08):	21.41

Dividends:
Year paid	Ch$/share	% of previous year earnings
2005:	1.05	100%
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	18

SECTION 7: INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks of Chile for June 2008, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A2 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and fifth in the world by profit. Founded in 1857, Santander has EUR 912,915 million in assets and EUR 1,063,892 million in managed funds, 65 million customers, 11,178 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance company in 12 European countries (Germany, Italy and Spain, among others) and the United States. In 2007, Santander registered €9,060 million in net attributable profits, an increase of 19% from the previous year.

 In Latin America, Santander manages over US$200 billion in business volume (loans, deposits, mutual funds, pension funds and managed funds) through 4,498 offices. In 2007, Santander reported $3,648 million in net attributable income in Latin America, 27% higher than the previous year.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-08	Jun-08	Mar-08	Jun-07	June 2008 / 2007	June / March 2008
Assets	US$ths	Ch$ million nominal			% Chg.
				(Reclassified)
Cash and balances from Central Bank	2,461,524	1,280,337	647,473	861,227	48.7%	97.7%
Funds to be cleared	937,423	487,591	626,731	361,098	35.0%	(22.2)%
Financial assets held for trading	1,718,649	893,938	715,729	764,369	17.0%	24.9%
Investment collateral under agreements to repurchase	22,488	11,697	4,655	31,112	(62.4)%	151.3%
Derivatives	2,371,596	1,233,562	1,427,176	419,417	194.1%	(13.6)%
Interbank loans	289,164	150,406	116,991	350,393	(57.1)%	28.6%
Loans, net of reserves for loan losses	24,917,572	12,960,626	12,191,080	10,887,018	19.0%	6.3%
Available-for-sale financial assets	2,076,779	1,080,216	1,457,900	673,992	60.3%	(25.9)%
Held-to-maturity investments	-	-	-	-
Investments in other companies	13,198	6,865	6,181	5,707	20.3%	11.1%
Intangible assets	118,157	61,458	58,071	49,856	23.3%	5.8%
Fixed assets	478,537	248,906	247,348	228,351	9.0%	0.6%
Current tax assets	34,268	17,824	4,229	878	1930.1%	321.5%
Deferred tax assets	120,585	62,721	57,386	46,808	34.0%	9.3%
Other assets	1,140,649	593,297	656,982	416,592	42.4%	(9.7)%
Total Assets	36,700,588	19,089,444	18,217,932	15,096,818	26.4%	4.8%

Liabilities and Equity
Total non-interest bearing deposits	6,144,319	3,195,906	2,773,548	2,591,979	23.3%	15.2%
Funds to be cleared	572,175	297,611	381,921	202,897	46.7%	(22.1)%
Investments sold under agreements to repurchase	568,105	295,494	92,583	261,046	13.2%	219.2%
Time deposits and savings accounts	16,131,076	8,390,418	8,407,623	7,343,085	14.3%	(0.2)%
Derivatives	2,079,794	1,081,784	1,540,408	365,167	196.2%	(29.8)%
Deposits from credit institutions	2,893,790	1,505,176	1,013,573	1,168,506	28.8%	48.5%
Marketable debt securities	4,623,767	2,405,006	2,196,889	1,708,506	40.8%	9.5%
Other obligations	265,669	138,185	86,697	52,409	163.7%	59.4%
Current tax liabilities	1,532	797	3,247	21,834	(96.3)%	(75.5)%
Deferred tax liability	45,274	23,549	14,321	476	4847.3%	64.4%
Provisions	171,052	88,971	151,109	38,359	131.9%	(41.1)%
Other liabilities	563,985	293,351	136,745	96,616	203.6%	114.5%
Total Liabilities	34,060,538	17,716,248	16,798,664	13,850,880	27.9%	5.5%

Equity
Capital	1,573,682	818,535	818,535	761,853	7.4%	0.0%
Reserves	171,217	89,057	58,797	65,096	36.8%	51.5%
Unrealized gain (loss) Available-for-sale financial assets	(88,245)	(45,900)	(21,155)	(4,445)	932.6%	117.0%
Retained Earnings:	-	0	-	-
Retained earnings previous periods	732,553	381,030	581,651	252,872	50.7%	(34.5)%
Net income	296,234	154,083	75,643	152,675	0.9%	103.7%
Provision for mandatory dividend	(88,870)	(46,225)	(115,288)	0
Minority Interest	43,481	22,616	21,085	17,887	26.4%	7.3%
Total Equity	2,640,051	1,373,196	1,419,268	1,245,938	10.2%	(3.2)%
Total Liabilities and Equity	36,700,588	19,089,444	18,217,932	15,096,818	26.4%	4.8%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity. See Annex 7 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 2 : YTD INCOME STATEMENT

YTD Income Statement Unaudited	Jun-08	Jun-08	Jun-07	June 2008 / 2007
	US$ths.	Ch$ million nominal		% Chg.
			(reclassified)
Interest revenue	1,723,588	896,507	638,400	40.4%
Interest expense	(934,637)	(486,142)	(322,271)	50.8%
Net interest revenue	788,951	410,365	316,129	29.8%
Fee income	258,360	134,384	116,537	15.3%
Fee expense	(47,783)	(24,854)	(20,820)	19.4%
Net fee income	210,577	109,530	95,717	14.4%
Net gains from mark-to-market and trading	143,227	74,498	56,119	32.8%
Exchange differences, net	(75,347)	(39,191)	11,682	(435.5)%
Total market related income	67,880	35,307	67,801	(47.9)%
Other operating income	27,487	14,297	12,732	12.3%
Total operating income	1,094,895	569,499	492,379	15.7%
Personnel expenses	(184,833)	(96,139)	(80,260)	19.8%
Administrative expenses	(155,088)	(80,667)	(72,196)	11.7%
Depreciation and amortization	(47,203)	(24,552)	(19,406)	26.5%
Other operating expenses	(38,757)	(20,159)	(17,771)	13.4%
Total operating expenses	(425,879)	(221,517)	(189,633)	16.8%
Provision expense	(252,438)	(131,303)	(104,340)	25.8%
Net operating income	416,577	216,679	198,406	9.2%
Income attributable to investments in other companies	1,765	918	(595)	(254.3)%
Price level restatement	(60,405)	(31,419)	(15,782)	99.1%
Net income before taxes	357,937	186,178	182,030	2.3%
Income tax	(57,836)	(30,083)	(28,533)	5.4%
Net income from ordinary activities	300,101	156,095	153,497	1.7%
Net income discontinued operations	0	0	0
Net income attributable to:
Minority interest	3,868	2,012	822	144.9%
Net income attributable to shareholders	296,233	154,083	152,675	0.9%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity. See Annex 7 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 3 : QUARTERLY INCOME STATEMENT

Unaudited Quarterly Income Statement	2Q08	2Q08	1Q08	2Q07	2Q08 / 2Q07	2Q / 1Q 08
	US$ths.	Ch$ millions nominal			% Chg.
Interest revenue	958,519	498,564	397,943	362,350	37.6%	25.3%
Interest expense	(532,766)	(277,113)	(209,029)	(188,142)	47.3%	32.6%
Net interest revenue	425,753	221,451	188,914	174,208	27.1%	17.2%
Fee income	132,132	68,727	65,657	59,440	15.6%	4.7%
Fee expense	(24,572)	(12,781)	(12,073)	(10,563)	21.0%	5.9%
Net fee income	107,560	55,946	53,584	48,877	14.5%	4.4%
Net gains from mark-to-market and trading	313,746	163,192	(88,693)	33,339	389.5%	—%
Exchange differences, net	(271,413)	(141,173)	101,981	(11,995)	1076.9%	—%
Total market related income	42,333	22,019	13,288	21,344	3.2%	65.7%
Other operating income	9,324	4,850	9,447	8,507	(43.0)%	(48.7)%
Total operating income	584,969	304,266	265,233	252,936	20.3%	14.7%
Personnel expenses	(99,589)	(51,800)	(44,339)	(42,742)	21.2%	16.8%
Administrative expenses	(80,688)	(41,969)	(38,698)	(37,275)	12.6%	8.5%
Depreciation and amortization	(25,143)	(13,078)	(11,474)	(10,013)	30.6%	14.0%
Other operating expenses	(21,658)	(11,265)	(8,894)	(8,913)	26.4%	26.7%
Total operating expenses	(227,077)	(118,112)	(103,405)	(98,943)	19.4%	14.2%
Provision expense	(135,298)	(70,374)	(60,929)	(44,900)	56.7%	15.5%
Net operating income	222,594	115,780	100,899	109,093	6.1%	14.7%
Income attributable to investments in other companies	2,269	1,180	(262)	(728)	—%	—%
Price level restatement	(43,346)	(22,546)	(8,873)	(13,633)	65.4%	154.1%
Net income before taxes	181,517	94,414	91,764	94,732	(0.3)%	2.9%
Income tax	(28,533)	(14,841)	(15,242)	(13,964)	6.3%	(2.6)%
Net income from ordinary activities	152,984	79,573	76,522	80,768	(1.5)%	4.0%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	2,178	1,133	879	281	303.2%	28.9%
Net income attributable to shareholders	150,806	78,440	75,643	80,487	(2.5)%	3.7%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity. See Annex 7 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 4 : QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

Annex	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08
(Ch$ millions nominal)	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Loans
Consumer loans	1,911,570	1,931,833	1,988,434	2,082,579	2,158,563	2,205,135
Residential mortgage loans	2,947,857	3,068,067	3,202,566	3,345,493	3,454,383	3,637,108
Commercial loans	6,193,586	6,098,230	6,454,812	6,830,385	6,822,116	7,374,565
Total loans	11,053,013	11,098,130	11,645,812	12,258,457	12,435,062	13,216,808
Allowance for loan losses	(200,011)	(211,112)	(221,070)	(232,766)	(243,982)	(256,183)
Total loans, net of allowances	10,853,002	10,887,018	11,424,742	12,025,691	12,191,080	12,960,625

Loans by segment
Individuals	5,214,822	5,376,224	5,576,602	5,846,856	6,051,080	6,397,456
SMEs	1,864,258	1,905,480	2,013,521	2,126,067	2,200,282	2,314,975
Institutional lending	192,168	191,410	198,446	210,357	218,446	231,156
Total retail lending	7,271,248	7,473,114	7,788,569	8,183,281	8,469,808	8,943,587
Middle-Market & Real estate	2,348,975	2,302,678	2,355,899	2,470,934	2,516,708	2,703,058
Corporate	1,376,704	1,280,267	1,452,592	1,542,165	1,416,921	1,461,899

Customer funds
Demand deposits	2,491,571	2,591,979	2,598,294	2,868,769	2,773,548	3,195,906
Time deposits	7,281,003	7,343,085	7,273,079	7,887,897	8,407,623	8,390,418
Total deposits	9,772,574	9,935,064	9,871,373	10,756,666	11,181,171	11,586,324
Mutual funds (Off balance sheet)	2,283,807	2,577,630	2,867,438	2,634,461	2,670,163	3,033,103
Total customer funds	12,056,381	12,512,694	12,738,811	13,391,127	13,851,334	14,619,427

Average balances
Avg. interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248	14,252,583
Avg. loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523	12,817,994
Avg. assets	14,159,366	14,749,993	15,384,017	16,368,066	17,590,786	15,303,413
Avg. demand deposits	2,495,549	2,601,858	2,558,447	2,659,541	2,807,769	3,020,504
Avg equity	1,287,034	1,246,390	1,305,862	1,420,607	1,397,778	1,353,730
Avg. free funds	3,808,756	3,820,031	3,946,456	4,306,811	4,171,730	4,546,486

Capitalization
Risk weighted assets	11,741,425	11,851,230	12,364,773	13,087,642	13,593,098	14,066,367
Tier I	1,244,996	1,075,377	1,110,290	1,129,395	1,398,183	1,350,580
Tier II	470,099	467,469	440,432	473,037	415,905	461,436
Regulatory capital	1,715,095	1,542,846	1,550,722	1,602,432	1,814,088	1,812,015
BIS ratio	14.6%	13.0%	12.5%	12.2%	13.3%	12.9%

Profitability & Efficiency
Net interest margin	4.9%	5.8%	6.4%	6.2%	5.6%	6.2%
Efficiency ratio	37.9%	39.1%	38.3%	41.9%	39.0%	38.8%
Avg. Free funds / interest earning assets	32.9%	32.0%	32.0%	33.5%	30.8%	31.9%
Return on avg. equity	22.4%	25.8%	26.1%	19.9%	21.6%	23.2%
Return on avg. assets	2.0%	2.2%	2.2%	1.7%	1.7%	2.1%

Asset quality
Past due loans	97,937	105,668	112,130	116,654	135,354	147,874
PDL / total loans	0.89%	0.95%	0.96%	0.95%	1.09%	1.12%
Coverage ratio	204.2%	199.8%	197.2%	199.5%	180.3%	173.2%
Expected loss (Loan loss allowances / Loans)	1.81%	1.90%	1.90%	1.90%	1.96%	1.94%
Cost of credit (prov. expense / loans)	2.15%	1.62%	1.62%	1.79%	1.96%	2.13%

Network
Branches	422	428	436	464	466	468
ATMs	1,635	1,744	1,808	2,004	1,989	2,016
Employees	8,691	8,913	9,057	9,174	9,177	9,230

Market information (period-end)
Net income per share (Ch$)	0.38	0.43	0.45	0.38	0.40	0.42
Net income per ADR (US$)	0.74	0.84	0.92	0.79	0.95	0.83
Stock price	25.9	25.2	24.8	24.5	21.9	21.4
ADR price	49.9	49.5	50.6	51.0	52.3	43.0
Market capitalization (US$mn)	9,045	8,985	9,172	9,248	9,479	7,801
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate**	0.20%	1.00%	2.98%	2.31%	1.02%	2.17%
Avg. overnight interbank rate (nominal)	5.09%	5.08%	5.45%	5.81%	6.22%	6.39%
Avg. 10 year Central Bank yield (real)	2.69%	2.90%	3.08%	2.97%	2.84%	3.06%
Avg. 10 year Central Bank yield (nominal)	5.48%	5.94%	6.38%	6.31%	6.46%	6.98%
Observed Exchange rate (Ch$/US$) (period-end)	539.4	527.5	511.7	495.8	439.1	520.1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 5 : QUARTERLY EVOLUTION OF BALANCE SHEET

Unaudited Balance Sheets	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08
	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Assets
Ch$ million nominal
Cash and balances from Central Bank	864,270	861,227	717,875	1,108,444	647,473	1,280,337
Funds to be cleared	364,106	361,098	339,010	316,240	626,731	487,591
Financial assets held for trading	821,657	764,369	890,385	1,100,292	715,729	893,938
Investment collateral under agreements to repurchase	46,691	31,112	39,192	34,000	4,655	11,697
Derivatives	377,628	419,417	584,999	780,775	1,427,176	1,233,562
Interbank loans	168,554	350,393	182,051	45,960	116,991	150,406
Loans, net of loan loss allowances	10,853,002	10,887,018	11,424,742	12,025,691	12,191,080	12,960,626
Available-for-sale financial assets	360,745	673,992	807,492	779,634	1,457,900	1,080,216
Held-to-maturity investments	-	-	-	-	-	-
Investments in other companies	7,026	5,707	5,847	6,736	6,181	6,865
Intangible assets	42,479	49,856	52,883	56,187	58,071	61,458
Fixed assets	223,906	228,351	237,603	245,619	247,348	248,906
Current tax assets	1,115	878	1,451	2,253	4,229	17,824
Deferred tax assets	40,024	46,808	55,592	54,062	57,386	62,721
Other assets	319,806	416,592	430,797	476,613	656,982	593,297
Total Assets	14,491,009	15,096,818	15,769,919	17,032,506	18,217,932	19,089,444

Average interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248	14,252,583
Average loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523	12,817,994

Liabilities and Equity
Total non-interest bearing deposits	2,491,571	2,591,979	2,598,294	2,868,769	2,773,548	3,195,906
Funds to be cleared	239,256	202,897	194,630	135,219	381,921	297,611
Investments sold under agreements to repurchase	374,022	261,046	403,471	310,388	92,583	295,494
Time deposits and savings accounts	7,281,003	7,343,085	7,273,079	7,887,897	8,407,623	8,390,418
Derivatives	375,290	365,167	568,581	778,217	1,540,408	1,081,784
Deposits from credit institutions	620,535	1,168,506	1,192,736	1,099,443	1,013,573	1,505,176
Marketable debt securities	1,573,763	1,708,506	1,894,377	2,166,110	2,196,889	2,405,006
Other obligations	70,047	52,409	118,870	147,867	86,697	138,185
Current tax liabilities	7,836	21,834	28,666	16,217	3,247	797
Deferred tax liability	478	476	540	3,677	14,321	23,549
Provisions	41,356	38,359	41,278	44,015	151,109	88,971
Other liabilities	81,202	96,616	87,923	116,599	136,745	293,351
Total Liabilities	13,156,359	13,850,880	14,402,445	15,574,418	16,798,664	17,716,248

Equity
Capital	761,853	761,853	761,853	818,535	818,535	818,535
Reserves	46,915	65,096	99,437	47,330	58,797	89,057
Unrealized gain (loss) Available-for-sale financial assets	2,272	4,445	3,873	9,475	21,155	45,900
Retained Earnings:						-
Retained earnings previous periods	438,501	252,872	252,872	273,004	581,651	381,030
Net income	72,189	152,675	237,872	308,647	75,643	154,083
Provision for mandatory dividend	-	-	-	-	- 115,288	- 46,225
Minority Interest	17,464	17,887	19,313	20,047	21,085	22,616
Total Equity	1,334,650	1,245,938	1,367,474	1,458,088	1,419,268	1,373,196
Total Liabilities and Equity	14,491,009	15,096,818	15,769,919	17,032,506	18,217,932	19,089,444
	-	-	-	-	-	-

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity. See Annex 7 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 6 : QUARTERLY EVOLUTION OF INCOME STATEMENT

Unaudited Income Statement	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
(Ch$ millions nominal)	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Interest revenue	276,051	362,350	461,908	456,548	397,943	498,564
Interest expense	(134,128)	(188,142)	(264,014)	(258,130)	(209,029)	(277,113)
Net interest revenue	141,923	174,208	197,894	198,418	188,914	221,451
Fee income	57,097	59,440	62,708	65,887	65,657	68,727
Fee expense	(10,257)	(10,563)	(11,114)	(13,126)	(12,073)	(12,781)
Net fee income	46,840	48,877	51,594	52,761	53,584	55,946
Net gains from mark-to-market and trading	22,779	33,339	(5,986)	(51,309)	(88,693)	163,192
Exchange differences, net	23,678	(11,995)	30,369	59,963	101,981	(141,173)
Total market related income	46,457	21,344	24,383	8,654	13,288	22,019
Other operating income	4,225	8,507	6,083	5,850	9,447	4,850
Total operating income	239,445	252,936	279,954	265,683	265,233	304,266
Personnel expenses	(37,518)	(42,742)	(45,686)	(49,572)	(44,339)	(51,800)
Administrative expenses	(34,921)	(37,275)	(40,564)	(38,403)	(38,698)	(41,969)
Depreciation and amortization	(9,394)	(10,013)	(11,000)	(11,600)	(11,474)	(13,078)
Other operating expenses	(8,859)	(8,913)	(9,997)	(11,717)	(8,894)	(11,265)
Total operating expenses	(90,692)	(98,943)	(107,247)	(111,292)	(103,405)	(118,112)
Provision expense	(59,440)	(44,900)	(47,217)	(54,768)	(60,929)	(70,374)
Net operating income	89,313	109,093	125,490	99,623	100,899	115,780
Income attributable to investments in other companies	134	(728)	(635)	(92)	(262)	1,180
Price level restatement	(2,149)	(13,633)	(23,902)	(16,641)	(8,873)	(22,546)
Net income before taxes	87,298	94,732	100,953	82,890	91,764	94,414
Income tax	(14,569)	(13,964)	(14,867)	(11,771)	(15,242)	(14,841)
Net income from ordinary activities	72,729	80,768	86,086	71,119	76,522	79,573
Net income discontinued operations	0	0	0	0	0	0
Net income attributable to:
Minority interest	540	281	890	344	879	1,133
Net income attributable to shareholders	72,189	80,487	85,196	70,775	75,643	78,440

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity. See Annex 7 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	25

ANNEX 7: NEW ACCOUNTING FORMAT

In accordance with Circular N°3,410 issued by the Superintendency of Banks of Chile, which became effective on January 1, 2008, dictated new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not imply a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. The main changes are presented in the table below. These changes will not impact net income compared to figures that have been presented in the twelve month period ended December 31, 2006 and 2007.

Main changes Income statement	Previous format Items that were re-classified	New format Where items have been reclassified
Net interest income	1 Interest income contingent operations 2 Interest income trading portfolio	5 Interest income derivatives for hedging
Provision expense	3 Provisions for repossessed assets 4 Sale of charge-off loans
Fee income		1 Interest income contingent operations
Market related income	5 Interest income derivatives for hedging	2 Interest income trading portfolio 4 Sale of charge-off loans
Other op. expenses	6 Sales force expenses	3 Provisions for repossessed assets
Operating expenses		6 Sales force expenses in administrative expenses

Main changes Balance sheet	Previous format Items that change	New format What change will be
Assets	1 Contingent loans	1 Contingent loans will be held off balance sheet
	2 Past due loans	2 Included in each loan product. Not disclosed separately. We will disclose it for information purposes
	3 Loan loss allowances	3 Loans will be presented net of loan loss allowances. We will disclose it separately for information purposes

Liabilities	4 Shareholders’ Equity
4 Shareholders’ Equity will include a provision for future dividends of 30% of net income. Liabilities will also include a new item “Provision for dividends”. Shareholders’ equity also includes minority interests

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: ###-##-####, fax: 562-671-6554, email: rmorenoh@santander.cl	26

BANCO SANTANDER - CHILE Y FILIALES ESTADO DE SITUACION FINANCIERA CONSOLIDADO Al 30 de Junio de (En millones de pesos)

	2008	2007
ACTIVOS
Efectivo y depositos en bancos	1.280.337	937.618
Operaciones con liquidación en curso	487.591	393.128
Instrumentos para negociación	893.938	832.168
Contratos de retrocompra y préstamos de valores	11.697	33.871
Contratos de derivados financieros	1.233.562	456.619
Adeudado por bancos	150.406	381.473
Créditos y cuentas por cobrar a clientes	12.960.626	11.852.697
Instrumentos de inversión disponibles para la venta	1.080.216	733.775
Instrumentos de inversión hasta el vencimiento	0	0
Inversiones en sociedades	6.865	6.213
Intangibles	61.458	54.278
Activo fijo	248.906	248.605
Impuestos corrientes	17.824	955
Impuestos diferidos	62.721	50.959
Otros activos	593.297	453.547

TOTAL ACTIVOS	19.089.444	16.435.906

PASIVOS
Depositos y otras obligaciones a la vista	3.195.906	2.821.888
Operaciones con liquidación en curso	297.611	220.894
Contratos de retrocompra y préstamos de valores	295.494	284.201
Depositos y otras captaciones a plazo	8.390.418	7.994.417
Contratos de derivados financieros	1.081.784	397.557
Obligaciones con bancos	1.505.176	1.272.153
Instrumentos de deuda emitidos	2.405.006	1.860.051
Otras obligaciones financieras	138.185	57.058
Impuestos corrientes	797	23.770
Impuestos diferidos	23.549	518
Provisiones	88.971	41.762
Otros pasivos	293.351	105.183

TOTAL PASIVOS	17.716.248	15.079.452

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:
Capital	818.535	829.430
Reservas	89.057	70.870
Cuentas de valoración	-45.900	-4.839
Utilidades retenidas:	488.888	441.519
Utilidades retenidas de ejercicios anteriores	381.030	275.302
Utilidad (pérdida) del ejercicio	154.083	166.217
Menos: Provisión para dividendos mínimos	-46.225	0
	1.350.580	1.336.980
Interés minoritario	22.616	19.474

TOTAL PATRIMONIO	1.373.196	1.356.454

TOTAL PASIVOS Y PATRIMONIO	19.089.444	16.435.906

Oscar von Chrismar	Roberto Jara Cabello
Gerente General	Director de Intervención y
Control Interno Corporativo

BANCO SANTANDER - CHILE Y FILIALES ESTADO CONSOLIDADO DE RESULTADOS Por el período comprendido entre el 01 de Enero y el 30 de junio de (En millones de pesos)

	2008	2007

Ingresos por intereses y reajustes	896.507	695.026
Gastos por intereses y reajustes	-486.142	-350.856
Ingreso neto por intereses y reajustes	410.365	344.170

Ingresos por comisiones	134.384	126.874
Gastos por comisiones	-24.854	-22.667
Ingreso neto de comisiones	109.530	104.207

Utilidad neta operaciones financieras	74.498	61.096
Utilidad (pérdida) de cambio neta	-39.191	12.719
Otros ingresos operacionales	14.297	13.862
Total Ingresos operacionales	569.499	536.054
Provisiones por riesgo de crédito	-131.303	-113.595
INGRESO OPERACIONAL NETO	438.196	422.459

Remuneraciones y gastos del personal	-96.139	-87.379
Gastos de administración	-80.667	-78.600
Depreciaciones y amortizaciones	-24.552	-21.128
Deterioro	0	0
Otros gastos operacionales	-20.159	-19.347
TOTAL GASTOS OPERACIONALES	-221.517	-206.454

RESULTADO OPERACIONAL	216.679	216.005

Resultado por inversiones en sociedades	918	-647
Corrección monetaria	-31.419	-17.182
Resultado antes de impuesto a la renta	186.178	198.176
Impuesto a la renta	-30.083	-31.064
UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	156.095	167.112

Atribuible a:
Tenedores patrimoniales del Banco	154.083	166.217
Interés Minoritario	2.012	895

Utilidad por acción atribuible a tenedores patrimoniales del Banco: (exprasada en pesos)
Utilidad básica	0,818	0,882
Utilidad diluida	0,818	0,882

Oscar von Chrismar	Roberto Jara Cabello
Gerente General	Director de Intervención y
Control Interno Corporativo

BANCO SANTANDER - CHILE Y FILIALES ESTADO CONSOLIDADO DE RESULTADOS INTEGRALES Por el período comprendido entre el 01 de Enero y el 30 de junio de (En millones de pesos)

	2008	2007

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	156.095	167.112
OTROS RESULTADOS INTEGRALES
Instrumentos de Inversión Disponibles para la Venta	-27.701	-5.065
Coberturas de Flujo de Efectivo	-16.204	-143
Fusión de sociedades bajo control común	0	-2.072
Resto de otros resultados integrales	0	0
Otros resultados integrales antes de impuesto a la renta	-43.905	-7.280
Impuesto a la renta relacionado con otros resultados integrales	7.480	1.424
Total de otros resultados integrales	-36.425	-5.856

RESULTADO INTEGRAL CONSOLIDADO DEL EJERCICIO	119.670	161.256
Atribuible a:
Tenedores patrimoniales del Banco	117.658	160.361
Interés Minoritario	2.012	895
Utilidad Integral por acción atribuible a tenedores patrimoniales del Banco: (exprasada en pesos)
Utilidad básica	0,624	0,851
Utilidad diluida	0 624	0,851

Oscar von Chrismar	Roberto Jara Cabello
Gerente General	Director de Intervención y
Control Interno Corporativo

BANCO SANTANDER - CHILE Y FILIALES ESTADO DE CAMBIOS EN EL PATRIMONIO Por el período comprendido entre el 01 de Enero y el 30 de junio de (En millones de pesos)

	Capital	Reservas y otras utilidades retenidas	Instrumentos de Inversión Disponibles para la Venta	Coberturas de Flujo de Efectivo	Fusión de sociedades bajo control común (1)	Otros conceptos	Impuesto a la renta	Resultado atribuible a tenedores patrimoniales	Total atribuible a tenedores patrimoniales	Interés Minoritario	TOTAL PATRIMONI

Patrimonio al 31 de Diciembre 2006	761.853	199.808	-912	0	0	-936	-56	285.582	1.245.339	1.522	1.246.861
Distrubución resultado ejercicio anterior	0	284.646	0	0	0	936	0	-285.582	0	0	0
Patrimonio al 01 de Enero 2007	761.853	484.454	-912	0	0	0	-56	0	1.245.339	1.522	1.246.861
Provisión para dividendos mínimos	0	0	0	0	0	0	0	0	0	0	0
Dividendos pagados	0	-185.628	0	0	0	0	0	0	-185.628	0	-185.628
Ajustes por corrección monetaria	0	21.079	0	0	-34	0	0	0	21.045	473	21.519
Otros movimientos patrimoniales (2)	0	0	0	0	0	0	0	0	0	15.070	15.070
Resultado integral consolidado del periodo	0	0	-4.653	-132	-1.903	0	1.308	152.676	147.296	822	148.118
Patrimonio al 30 de Junio 2007	761.853	319.905	-5.565	-132	-1.937	0	1.252	152.676	1.228.052	17.887	1.245.940

Saldos actualizados para fines comparativos
Patrimonio	829.430	348.281	-6.059	-143	-2.109	0	1.363	166.217	1.336.980	19.474	1.356.454
Resultado Integral	0	0	-5.065	-143	-2.072	0	1.424	166.217	160.361	895	161.256

Patrimonio al 31 de Diciembre 2007	818.535	322.377	-5.846	-5.550	-2.042	0	1.921	308.647	1.438.042	20.047	1.458.089
Distrubución resultado ejercicio anterior		308.647						-308.647	0	0	0
Patrimonio al 01 de Enero 2008	818.535	631.024	-5.846	-5.550	-2.042	0	1.921	0	1.438.042	20.047	1.458.089
Provisión para dividendos mínimos	0	-46.225	0	0	0	0	0	0	-46.225	0	-46.225
Dividendos pagados	0	-200.620	0	0	0	0	0	0	-200.620	0	-200.620
Ajustes por corrección monetaria	0	41.792	0	0	-67	0	0	0	41.725	556	42.281
Otros movimientos patrimoniales	0	0	0	0	0	0	0	0	0	0	0
Resultado integral consolidado del periodo	0	0	-27.701	-16.204	0	0	7.480	154.083	117.658	2.012	119.670
Patrimonio al 30 de Junio 2008	818.535	425.971	-33.547	-21.754	-2.109	0	9.401	154.083	1.350.580	22.616	1.373.196

Dividendos distribuídos: (2)

Período	Resultado atribuible a tenedores patrimoniales	Destinados a reservas o utiliades retenidas	Destinado a Diviendos	Porcentaje Distribuído	Dividendo por acción (en pesos)

- Año 2006 (Junta Accionistas Abril 2007)	285.582	99.954	185.628	65%	0,985
- Año 2007 (Junta Accionistas Abril 2008)	308.647	108.027	200.620	65%	1,065

(1) Los efectos contables producto de la fusión de Santiago Corredores de Bolsa Limitada y Santander Investment S.A. Corredores de Bolsa, han sido registrados como una combinación de negocios de empresas bajo control común, por lo que el menor valor determinado en la transacción se registró como un cargo al patrimonio del banco ascendente a $ 1.903 millones.

(2) Una vez producida la fusión comentada en el punto anterior, la participación de Banco Santander Chile en la filial continuadora (Santander Investment S.A. Corredora de Bolsa) es de un 51%, lo cual genera un aumento del patrimonio atribuído a intereses minoritario equivalente al 49% restante.

Oscar von Chrismar	Roberto Jara Cabello
Gerente General	Director de Intervención y
Control Interno Corporativo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Gonzalo Romero A.
Title:	General Counsel
Date: August 4, 2008

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